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                             July 18, 2022

       James Cacioppo
       Chairman and Chief Executive Officer
       Jushi Holdings Inc.
       301 Yamato Road, Suite 3250
       Boca Raton, FL 33431

                                                        Re: Jushi Holdings Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted July 7,
2022
                                                            CIK No. 0001909747

       Dear Mr. Cacioppo:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted July 7, 2022.

       Cautionary Note Regarding Forward-Looking Statements, page 21

   1. We note your references to forward-looking statements within the meaning of the Private
                                                        Securities Litigation
Reform Act of 1995. Please be advised that the safe harbor for forward-looking
statements is inapplicable in this context, because you are not currently a reporting company. See
Section 27A(a)(1) of the Securities Act. Therefore, please either delete all references
to the Private Securities Litigation Reform Act or make it clear that the safe harbor does
not apply to this offering.
 James Cacioppo
FirstName  LastNameJames Cacioppo
Jushi Holdings Inc.
Comapany
July       NameJushi Holdings Inc.
     18, 2022
July 18,
Page  2 2022 Page 2
FirstName LastName
Business
Product Selection and Offerings, page 50

2. We note your response to comment 5 and reissue. Your disclosure on page 50 does not appear to state whether your CBD products are are derived from hemp containing no more than 0.3 percent THC. Please revise or otherwise advise.
       You may contact Julie Sherman at 202-551-3640 or Kevin Kuhar at 202-551-3662 if you
have questions regarding comments on the financial statements and related matters. Please contact Daniel Crawford at 202-551-7767 or Christopher Edwards at 202-551-6761 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:      W. Stuart Ogg, Esq.